1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com DAVID CHO david.cho@dechert.com +852 3518 4797 Direct +852 3518 4796 Fax

July 22, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	OCI Resources LP
Registration Statement on Form S-1
Filed July 8, 2013
File No. 333-189838

Ladies and Gentlemen:

On behalf of OCI Resources LP, a Delaware limited partnership (the “Partnership”), set forth below are the responses of the Partnership to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Concurrently, the Partnership is filing Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. We will also provide to you under separate cover courtesy copies of Amendment No. 1, as filed and marked to show the changes from the Registration Statement filed on July 8, 2013.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Inside cover page

1.                                      We note your reference to “50 YEARS STRONG” on the inside cover page. Please revise the inside cover page to clarify that the partnership in which you are offering common units was formed on April 22, 2013.

Response:

As requested, the Partnership has revised the inside cover page of the prospectus to clarify that the Partnership in which common units are being offered by the prospectus was formed in April 2013.

Industry and Market Data, page v

2.                                      Please disclose that you funded the studies and reports prepared by Hollberg Professional Group PC and IHS Global Inc. We note that you have filed the consent of Hollberg Professional Group, PC as an exhibit. Please also file the consent of IHS Global Inc.

Response:

As requested, the Partnership has revised its disclosure throughout the prospectus to clarify that the Partnership funded the reserve report prepared by Hollberg Professional Group, PC.  The Partnership respectfully submits that it has not funded or otherwise commissioned any reports or studies conducted or published by IHS Global Inc. (“IHS”), including any of the reports or studies from which the industry data of IHS that are cited in the Registration Statement were drawn.  The Partnership pays an annual subscription fee to IHS in order to access the industry data that IHS publishes and makes available to individuals or entities for such a fee.  In addition, the Partnership paid a one-time fee of $85,000 to IHS to obtain IHS’ consent to include certain of its industry data in the Registration Statement.

The Partnership respectfully submits that IHS does not come within the meaning of the term “expert” as used in the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations adopted by the Securities and Exchange Commission thereunder, and does not come within the category of persons whose consent is required under Section 7 or Section 11 of the Securities Act, or the rules and regulations adopted by the Securities and Exchange Commission thereunder.  The industry data of IHS that the Partnership cites in the Registration Statement were not prepared for the Partnership or in connection with the Registration Statement, and IHS has not had any involvement with the preparation of the Registration Statement.

The Partnership is providing to the Staff supplementally under separate cover a copy of the letter agreement between OCI Chemical Corporation (“OCI Chemical”), the Partnership and IHS, pursuant to which IHS consented to the citation of its industry data in the Registration Statement.  Pursuant to the terms of the letter agreement, the Partnership does not have the authority to file the letter agreement as an exhibit to the Registration Statement or otherwise make the letter agreement available to the public.

Summary, page 1

3.                                      Please provide us with copies of the reports citing the industry data you provide throughout your prospectus, including the industry description starting on page 116, that are marked with page references tracking your disclosures in the submission. Also, provide objective support for your claims in the summary section regarding your certain operational advantages and strong safety record, including the claims regarding a higher concentration of soda ash, relatively shallow depth of beds and your high productivity and efficiency rates relative to other producers. The data you provide should be accompanied by a response that identifies clearly the disclosure supported by the materials you cite and explains clearly how the disclosure is supported by the materials cited.

Response:

As requested, the Partnership is providing to the Staff supplementally under separate cover copies of the reports and other support citing the industry data that it has included throughout the prospectus, marked with specific page references tracking the related disclosures.  The Partnership is also providing supplementally to the Staff objective support for its claims in the summary section of the prospectus regarding its operational advantages and strong safety record, accompanied by a detailed response that clearly indentifies the disclosure corresponding to the cited materials.

Cash Distribution Policy and Restrictions on Distributions, page 62

4.                                      Please revise your disclosure to describe clearly material restrictions on distributions in your new credit and revolving credit agreements listed as exhibits 10.3 and 10.4.

Response:

As requested, the Partnership has revised its disclosure in the first bullet under the heading “Cash Distribution Policy and Restrictions on Distributions—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” on page 64 of the prospectus to further describe the material restrictions on distribution in the OCI Wyoming Credit Facility and the Revolving Credit Facility.

Our Operations, page 130

5.                                      We note your response to comment 20 in which you have revised the photo/map on page 128 to comply with the requirements of Instruction 3(b) of Rule 102 of Regulation S-K. We reissue comment 20, noting the aerial photograph provided illustrates the mine site, roads, and related facilities provided the viewer is familiar with photo interpretation. Please provide location maps, such as those included in a reserve report, which locate the mine site and display the property boundary locations, land leases, and/or other related facilities.

Response:

As requested, the Partnership has included additional location maps illustrating the location of the mine site and the property boundary locations, land leases and other related facilities under the heading “Business—Our Operations” on page 131 of the prospectus.  The Partnership has annotated these maps and photographs to assist the viewer in understanding key elements, including the mine site, roads and related facilities.

Trona Reserves, page 135

6.                                      We reviewed your response to comment 22 and note your statement that the commodity price used to estimate your reserves is sensitive, confidential information, and the disclosure of this information would be harmful to the your competitive position. We reissue comment 22. The commodity prices used to estimate reserves is material to investors and demonstrates the material you mine may be mined economically. In addition, the historic prices found in the chart on page 124 support the three-year average price used to estimate your reserves. Please include the historic three-year average price used to estimate your reserves in a footnote to your reserve table.

Response:

As requested, the Partnership has disclosed the cost of products sold and the average net sales price of soda ash for the three years ended December 31, 2012 and the quarter ended March 31, 2013 on page 138 of the prospectus prior to the reserve table under the heading “Business—Trona Reserves.”  The Partnership has also included the historic three-year average price used to estimate its reserves in footnote (2) to its reserve table on page 140 of the prospectus.

Executive Compensation, page 146

7.                                      Please revise your disclosure to explain clearly the extent to which the discussion does not purport to be a complete discussion of Enterprises’ executive compensation philosophy and practices.

Response:

The Partnership has included additional disclosure under the heading “Executive Compensation and Other Information” on pages 149 through 154 of the prospectus regarding Enterprises’ executive compensation philosophy and practices and OCI GP’s long-term incentive plan.  The Partnership respectfully submits that its executive compensation disclosure is complete in all material respects.

Notes to Unaudited Pro Forma Financial

Pro Forma Adjustments and Assumptions, page F-7

8.              Due to the number of complexity and volume of transactions that are being presented (i.e., offering, restructuring, etc.), it appears that it would be beneficial to investors to see the effect of each material transaction separately in the pro forma financial statements. Please revise to present in separate columns each material transaction which only includes the impact directly attributable to the respective transactions.

Response:

As requested, the Partnership has revised its pro forma financial statements to present in separate columns each material group of transactions presented as part of its pro forma financial statements.  The Partnership has also reorganized the footnotes describing the pro forma adjustments based on the same groupings.

9.              We note your pro forma adjustments c-f and l-o. Pro forma adjustments shall give effect to events that are directly attributable to the transaction and factually supportable. Accordingly, please revise to remove the adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, please provide us with a detailed explanation supporting you conclusion and justify how the adjustment is directly attributable to the transaction and factually supportable.

Response:

Regulation S-X, Article 11-01(8) provides that pro forma financial information shall be furnished when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.  The Partnership’s pro forma financial information is intended to provide investors with information about how the continuing impact of a group of interrelated transactions might have affected historical financial statements.  We have clarified in the introduction to the pro forma financial statements that the pro formas reflect the Partnership’s:  (1) formation and restructuring; (2) entry into material financing arrangements and related use of proceeds; and (3) initial public offering and related use of proceeds (collectively, the “Transactions”) and have reorganized the footnotes describing the pro forma adjustments based on the same groupings.

Pro forma adjustments formerly labeled (d)-(f) and (n)-(o) on pages F-7 to F-8 of the prospectus relate to borrowings by OCI Wyoming L.P. (“OCI Wyoming”) under the OCI Wyoming Credit Facility, the related refinancings and distributions to OCI Wyoming’s partners on July 18, 2013.  These transactions have been completed subsequent to the most recent financial statements included in the Registration Statement and were contemplated in anticipation of the offering.  Additionally, such transactions materially impact the financial position of the Partnership and will materially impact the results of operations of the Partnership on an on-going basis.  Therefore, the Partnership respectfully submits that disclosure of the pro forma impact of these transactions is material to investors.

The Partnership notes that the pro forma adjustment formerly labeled (c) relates to the planned distribution of proceeds from the offering to OCI Chemical, as disclosed in the “Use of Proceeds” section of the prospectus.  The Partnership respectfully submits that this information is also material to investors as the proceeds will not remain within the Partnership or be available to fund future operations.  Further, the Partnership believes that inclusion of this adjustment is consistent with the guidance in Staff Accounting Bulletin Topic 1.B.3, which requires that certain distributions to owners prior to an initial public offering be considered distributions in contemplation of that offering.

With respect to the pro forma adjustment formerly labeled (m), the issuance of the 2% general partner interest in the Partnership to OCI GP is part of the formation transactions necessary to facilitate the legal structure required for the offering.

We believe that all of the adjustments above meet the requirements of Regulation S-X, Article 11, providing material information about the Transactions to prospective investors and meeting the criteria of being directly attributable to the Transactions, factually supportable and, with respect to the pro forma statement of operations, having a recurring impact.

10.       It appears from the disclosure on page 7 that the 1% limited partner interest in OCI Wyoming, LP that was held by Wyoming Co. was restructured resulting in OCI Holdings directly owning a 50.5% general partner interest and a 0.5% limited partnership interest in OCI Wyoming, LP. With regard to adjustment q, please provide us with a detailed discussion as to how this restructuring transaction would result in an addition to the mining reserve assets and applicable depreciation when the financial statements of OCI Wyoming, L.P. have been always been consolidated by OCI Wyoming Holding Co., the predecessor.

Response:

OCI Chemical owns 100% of Wyoming Co., which, at the date of its acquisition, held a 50.49% general partnership interest in OCI Wyoming.  In a related transaction at the time of acquisition of the 50.49% general partnership interest in OCI Wyoming, OCI Chemical also acquired 80% of the common stock of Wyoming Co., which owned a 1% limited partnership interest in OCI Wyoming.  The excess of the purchase price paid by OCI Chemical for its 80% interest in Wyoming Co. and the 50.49% general partner interest in OCI Wyoming held by OCI Wyoming Holding Co. (“OCI Holdings”) was allocated to mining reserves and apportioned by OCI Chemical to each acquisition based on its fair value at the date of acquisition in accordance with Financial Accounting Standards Board Accounting Standards Codification 805-10-25-1.

Although OCI Holdings acquired a controlling interest in OCI Wyoming through the transactions described above, a new basis of accounting was not established for OCI Wyoming because OCI Wyoming did not become substantially wholly owned, as defined in Staff Accounting Bulletin Topic 5J, and push-down accounting was not required at that time.  However, since OCI Chemical owned 100% of OCI Holdings, the historical consolidated financial statements of OCI Holdings included the portion of the mining reserves apportioned to OCI Holdings at the acquisition date.  The historical consolidated financial statements of OCI Holdings do not include the portion of the mining reserves apportioned to the 80% of Wyoming Co. held by OCI Chemical since Wyoming Co. is not consolidated with OCI Holdings.

As a result of the restructuring of OCI Chemical’s ownership interests in Wyoming Co. on July 18, 2013 and prior to the initial public offering of common units by the Partnership, the portion of OCI Wyoming previously owned by Wyoming Co. and included in non-controlling interests in the consolidated financial statements of OCI Holdings has been transferred from OCI Chemical to OCI Holdings.  As OCI Holdings is substantially wholly owned by OCI Chemical, the consolidated financial statements of OCI Holdings should reflect OCI Chemical’s basis in the portion of OCI Wyoming transferred from Wyoming Co. to OCI Holdings in accordance with Staff Accounting Bulletin Topic 5J.  Therefore, the portion of the mining reserves previously included as part of OCI Chemical’s basis in Wyoming Co. will be pushed down to OCI Holdings on a retrospective basis to reflect accounting for the restructuring as a reorganization of entities under common control.  The pro forma adjustment formerly labeled (q) reflects the impact of such retrospective adjustment on the pro forma financial statements.  Additionally, as GAAP requires retrospective adjustment of historical financial statements for a reorganization of entities under common control, the Partnership has provided summarized pro forma information for 2010 and 2011 reflecting the impact of this retrospective adjustment in the introduction to the pro forma financial statements.

Exhibits

11.       We note your revisions in the Index to Exhibits that indicate the exhibits are the “Form of ....” It appears to us that the filed exhibits are copies of actual material agreements and are not forms of those agreements. Please revise to remove the reference to “Form of” from the noted exhibits or advise us why you are referencing the “Forms of” the various agreements. Also, tell us how you are a party to the material agreement filed as exhibit 10.16.

Response:

As requested, the Partnership has removed the references to “Form of” from the leases and licenses that listed in the exhibit list to the Registration Statement and confirms that these are binding contracts of OCI Wyoming.  The Partnership has clarified that OCI Wyoming is a party to the agreement filed as exhibit 10.16 as successor in interest by assignment.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 011.852.3518.4797 (or by facsimile at 011.852.3518.4796) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David Cho

David Cho

cc:	Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.
Thomas Friedmann, Dechert LLP
Suying Li
Angela Halac
Ken Schuler
Ruairi Regan
David Link